UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2026

001-43178

(Commission File Number)

FORT TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

On November 2, 2026, Fort Technology Inc. (the “Company”) issued a press release entitled “Fort Technology Announces Receipt of Approval for a Voluntary Delisting of its Common Shares From the TSX Venture Exchange” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The first four paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 are incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-299521), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled: “Fort Technology Announces Receipt of Approval for a Voluntary Delisting of its Common Shares From the TSX Venture Exchange”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fort Technology Inc.

Date: November 2, 2026	By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

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